

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

George C. Freeman, III
Chairman, President and Chief Executive Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, VA 23235

     Re: **Universal Corporation**
               Form 10-K for the Fiscal Year Ended March 31, 2010
               Filed May 27, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed June 29, 2010
               File No. 001-00652

Dear Mr. Freeman:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Exhibits 31.1 and 31.2

1. We note the identification of the certifying individual at the beginning of each certification required by Item 601(b)(31) of Regulation S-K also includes the title of each certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Summary Compensation Table, page 34</u>

2. We note that you provided matching gifts for your named executive officers for the fiscal year ending on March 31, 2010. As the total amount of all perquisites or other personal benefits for an individual named executive officer is more than $10,000, please revise, in future filings, the Summary Compensation Table to include the amounts of such matching gifts for each named executive officer. Refer to Item 402(c)(2)(ix) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor